FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, March 25, 2018

Ger. Gen. N°15/2018

Mr. Carlos Pavez Tolosa

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Financial Market Commission, I hereby inform as a significant event, duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), that regarding the Reorganization approved by the Extraordinary Shareholders Meeting held on December 20, 2017 (the “Meeting”):

1. In compliance with Article 212 of the Securities Market Law N° 18,045, Enel Chile published in “El Mercurio de Santiago” and “La Tercera” newspapers on March, 25 2018, the Notice informing on the outcome of its offer to purchase up to the total amount of shares issued by Enel Generación Chile S.A. (“Enel Generación”) not already held by Enel Chile, that is, 3,282,265,786 shares issued by Enel Generación (“Enel Generación PTO”) equivalent to 40.02% of such company´s common stock, declaring that such offer has been successful according to its terms and conditions. A copy of the published notice is attached to this disclosure.

Pursuant to the Enel Generación PTO, Enel Chile has purchased, on its own behalf, 2,753,096,167 shares issued by Enel Generación (including the shares represented by American Depositary Shares (“ADS”) purchased through a Public Tender Offer carried out in the United States of America), equivalent to 33.6% common shares issued by Enel Generación.  As a result, Enel Chile has become the owner of a total 7,672,584,961 shares issued by Enel Generación (including the shares represented by the ADSs purchased), reaching a total 93.55% shareholding of Enel Generación’s subscribed and paid in capital.

Therefore, Enel Chile declares having satisfied each and every one of the conditions of every stage of the Reorganization approved by the Meeting, and, thus, declares the capital increase of Enel Chile approved by the Meeting, not fulfilled, as a resolutory condition.

Consequently, every stage of the Reorganization will cause effect on each respective date stated below:

(a) Merger: The merger by incorporation of Enel Green Power Latin America S.A (“Enel Green Power”) by Enel Chile (the “Merger”) will cause effect on Abril 2, 2018, that is, the first working day of the month following Enel Chile’s published Notice on the outcome, pursuant to Article 212 of the Securities Market law declaring the Enel Generación PTO a success.  On that date, Enel Chile will acquire all assets and liabilities, capital and shareholders of Enel Green Power and will succeed it in all its rights and obligations resulting in its full dissolution.

(b) Capital Increase of Enel Chile: The resolutory condition applicable to Enel Chile’s capital increase approved by the Meeting with the purpose, among others, to issue sufficient shares to be delivered to the shareholders of Enel Generación as part of Enel Generación PTO if it were not successful. Based on the above mentioned, as of April 2, 2018, the shareholders or third parties that exercised their pre-emptive subscription rights during the pre-emptive rights period, which ended March 16, 2018, may grant the respective share subscription contract and proceed to pay for such subscribed shares.

(c) Enel Generación PTO: Pursuant to Article 212 of the Securities Market Law N° 18,045, the date of the company’s shareholder’s acceptance of the Enel Generación PTO and the formalization of the shares sold as part of the Enel Generación PTO is the date of the Notice of the outcome of the PTO. However, the payment of the price of the Enel Generación PTO and the subscription of Enel Chile’s common stock will be carried out on April 2, 2018, according to the terms and conditions described in the Enel Generación PTO prospect.

(d) Amendment to Enel Generación Bylaws: The amendment to the Enel Generación bylaws approved by the company’s Extraordinary Shareholder’s Meeting held on December 20, 2017, became effective on March 25, 2018, date in which the Notice of the outcome as required by Article 212 of the Securities Market Law declares the Enel Generación PTO a success.

2. Finally, and in compliance with the Official Letter No 32,435, dated November 7, 2017, issued by the Superintendence of Securities and Insurance, currently the Financial Market commission, the price of the shares belonging to dissident shareholders that exercised their pre-emptive withdrawal rights as a consequence of the approval of the Merger, will be paid by Enel Chile from the effective date of the Merger, April 2, 2018, as stated by the terms and conditions agreed by the Meeting, with the respective interests and price adjustments.

Sincerely,

Nicola Cotugno

Chief Executive Officer

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

                           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

2

RESULTADO DE LA
OFERTA PÚBLICA DE ADQUISICIÓN DE ACCIONES
de
ENEL GENERACIÓN CHILE S.A.
por
ENEL CHILE S.A.

ENEL CHILE S.A. ("Enel Chile" o el "Oferente"), Rol Único Tributario N° 76.536.353-5, sociedad anónima abierta, constituida y válidamente existente de acuerdo a las leyes de la República de Chile, inscrita en el Registro de Valores de la Comisión para el Mercado Financiero ("CMF") con el N°1139, declara exitosa, y por tanto acepta, la Oferta Pública de Adquisición de Acciones (la "Oferta") y la Oferta en EE.UU., según se define más adelante (ambas ofertas denominadas conjuntamente las "Ofertas"), que el Oferente realizó por hasta la totalidad de las acciones emitidas por ENEL GENERACIÓN CHILE S.A., sociedad anónima abierta inscrita en el Registro de Valores de la CMF bajo el N°114 ("Enel Generación"), que no sean de propiedad del Oferente, las cuales representan un 40,02% de la totalidad de las acciones en que se divide el capital social de Enel Generación, cuyos términos y condiciones constan en el aviso de inicio de las Ofertas publicadas con fecha 15 de febrero de 2018 en los diarios "El Mercurio de Santiago" y "La Tercera" (el "Aviso de Inicio") y en los prospectos aplicables a cada una de las Ofertas puestos a disposición de los interesados en esa misma fecha. Posteriormente, con fecha 19 de febrero de 2018 el Oferente publicó en esos mismos diarios un aviso de prórroga de la Oferta, extendiendo su vigencia hasta las 17:30 horas del día 22 de marzo de 2018. Finalmente, con fecha 23 de febrero de 2018 el Oferente publicó en los mismos diarios un aviso de rectificación de la Oferta, en cumplimiento de lo instruido por la CMF mediante el Oficio Ordinario N° 3486 de fecha 20 de febrero de 2018.

Como información adicional, y según se señaló en el prospecto y en el Aviso de Inicio, conjuntamente con la Oferta, el Oferente efectuó una oferta en los Estados Unidos de América para adquirir, al mismo precio y en sustancialmente las mismas condiciones de la Oferta: (i) hasta el 100% de las acciones de que sean titulares accionistas residentes en Estados Unidos de América; y (ii) hasta el 100% de las acciones representadas por American Depositary Shares (cada uno un "ADS" y conjuntamente los "ADSs"), los que a su vez representan 30 acciones cada uno, cualquiera sea el lugar de residencia de los tenedores de ADSs (la "Oferta en EE.UU.").

Conforme a lo dispuesto en el artículo 212 de la Ley N° 18.045 de Mercado de Valores y en la Norma de Carácter General N° 104 de la Comisión para el Mercado Financiero (antes Superintendencia de Valores y Seguros), el Oferente informa lo siguiente:

1. Durante la vigencia de la Oferta, el Oferente recibió aceptaciones y órdenes de venta por un total de 2.582.336.287 acciones emitidas por Enel Generación, equivalentes a un 31,49% de las acciones suscritas y pagadas emitidas por Enel Generación. Asimismo, durante la vigencia de la Oferta en EE.UU., el Oferente recibió aceptaciones y órdenes de venta por un total de 5.691.996 ADSs emitidos por Enel Generación, los cuales representan 170.759.880 acciones emitidas por ésta última, equivalentes a un 2,08% de las acciones emitidas por Enel Generación.

2. El Oferente acepta todas las órdenes de venta referidas en el párrafo anterior y, por consiguiente, adquiere para sí, la cantidad de 2.582.336.287 acciones emitidas por Enel Generación y 5.691.996 ADSs, representativos de 170.759.880 acciones emitidas por Enel Generación. De esta manera, en virtud de las Ofertas, el Oferente pasa a ser titular de 2.753.096.167 acciones adicionales emitidas por Enel Generación (incluyendo aquellas acciones representadas por los ADSs adquiridos), equivalentes a un 33,57% de las acciones suscritas y pagadas emitidas por Enel Generación.

3. Sumada la participación accionarial que el Oferente mantiene a esta fecha en Enel Generación y aquella que adquiere mediante las Ofertas, el Oferente pasa a ser titular de un total de 7.672.584.961 acciones emitidas por Enel Generación (incluyendo aquellas acciones representadas por los ADSs adquiridos). En consecuencia, el porcentaje de control alcanzado por el Oferente corresponde a un 93,55% del capital suscrito y pagado de Enel Generación.

4. Como se indicó en el Aviso de Inicio y en los prospectos, dado que las Ofertas comprenden el 100% de las acciones en que se divide el capital de Enel Generación que no sean de propiedad del Oferente, esto es, el 40,02% de las acciones emitidas por dicha sociedad, no se consideran mecanismos de prorrateo.

5. El precio a pagar en virtud de las Ofertas es de Ch$590 moneda de curso legal por cada acción emitida por Enel Generación. No obstante lo anterior, y de conformidad con los términos y condiciones de las Ofertas, los accionistas de Enel Generación que aceptaron vender sus acciones en las Ofertas, destinarán un 40% del precio que reciban a suscribir acciones de primera emisión del Oferente, recibiendo por dicho 40% del precio 2,87807 acciones emitidas por Enel Chile por cada acción emitida por Enel Generación vendida con motivo de la Oferta.

6. El pago de las acciones adquiridas en virtud de las Ofertas, y la suscripción y pago de las acciones de primera emisión del Oferente con cargo al 40% del precio referido en el numeral anterior, será efectuado el día 2 de abril de 2018, en los términos y condiciones señalados en el Aviso de Inicio y los prospectos.

7. Más detalles acerca de las Ofertas pueden encontrarse en el Aviso de Inicio y en los prospectos, ambos disponibles en las siguientes páginas web: (i) www.enelchile.cl; (ii) www.enelgeneracion.cl; (iii) www.btgpactual.cl; y (iv) www.cmfchile.cl.

ENEL CHILE S.A.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: March 26, 2018